Exhibit 99.2

VS MEDIA HOLDINGS LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	June 30, 2026	December 31, 2025
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$671,287	$976,088
Restricted cash	99,960	99,960
Accounts receivable, net	944,911	747,943
Loan receivable, related party	1,257,979	1,248,396
Notes receivable, related party	4,153,904	3,957,485
Deposits, prepayments and other receivables, net	181,148	184,970
Due from related parties	—	77,641
Other current assets	94,239	95,652
Total current assets	7,403,428	7,388,135

Non-current assets
Plant and equipment, net	21,509	17,411
Right-of-use assets, operating leases	182,320	214,018
Long-term investments, net	1,423,274	1,713,140
Total non-current assets	1,627,103	1,944,569
TOTAL ASSETS	$9,030,531	$9,332,704

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans - current	$1,329,846	$1,425,369
Accounts payable	814,937	1,126,582
Accounts payable, related party	893	899
Receipts in advance	162,981	72,382
Due to related parties	925,411	502,478
Loan from related party	1,258,252	1,232,182
Lease liabilities, current	58,623	58,452
Accruals and other payables	456,598	621,397
Total current liabilities	5,007,541	5,039,741

Non-current liabilities
Lease liabilities, net of current portion	123,697	155,567
Total non-current liabilities	123,697	155,567
TOTAL LIABILITIES	$5,131,238	$5,195,308

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY*
Class A Ordinary Shares, unlimited authorized shares, no par value, 2,750,784 and 2,736,435 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively*	$8,047,695	$8,047,695
Class B Ordinary Shares, unlimited authorized shares, no par value, 14,286 and 14,286 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively*		—
Additional paid-in capital	33,123,116	33,123,116
Accumulated other comprehensive income (loss)	95,406	79,296
Accumulated deficit	(37,366,924)	(37,112,711)
Total shareholders’ equity	3,899,293	4,137,396

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,030,531	$9,332,704

*	The unaudited condensed consolidated financial statements have been adjusted to reflect the 1-for-20 reverse share split effective January 13, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended June 30,
	2026	2025
Revenues, net	$3,357,924	$3,259,037
Cost of revenues	(2,365,517)	(2,374,817)
Gross profit	992,407	884,220

Operating expenses
Marketing expenses	(5,096)	(957,337)
General and administrative expenses	(1,131,602)	(4,141,758)
Total operating expenses	(1,136,698)	(5,099,095)

Loss from operations	(144,291)	(4,214,875)

Other income (expense)
Share of loss from equity investment	(174,899)	(131,484)
Loss on dilution of equity investment	(129,106)	—
Other income	26	4,976
Interest income	248,749	3,006
Interest expense	(54,692)	(106,142)
Total other income (expenses), net	(109,922)	(229,644)

Loss before income taxes	(254,213)	(4,444,519)

Provision for income taxes	—	—

Net loss	$(254,213)	$(4,444,519)

Other comprehensive (loss) income:
Foreign currency translation adjustment	16,110	(211,494)
Total comprehensive loss	(238,103)	(4,656,013)

Loss per share – basic and diluted*
	(0.09)	(5.61)
Weighted average number of ordinary shares outstanding – basic and diluted*	2,764,118	792,103

*	The unaudited condensed consolidated financial statements have been adjusted to reflect the 1-for-20 reverse share split effective January 13, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

		For the six months ended June 30, 2026
		Class A ordinary shares*		Class B ordinary shares*		Ordinary shares*		Additional		Accumulated other	Total
	Note 10	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	paid-in capital	Accumulated deficit	comprehensive income	shareholders’ equity
Balance, January 1, 2026		2,736,435	8,047,695	14,286	—	—	—	33,123,116	(37,112,711)	79,296	4,137,396
Shares issued in lieu of fractional shares upon share consolidation		14,349	—	—	—	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	—	16,110	16,110
Net loss for the period		—	—	—	—	—	—	—	(254,213)	—	(254,213)
Balance, June 30, 2026		2,750,784	$8,047,695	14,286	$—	—	$—	$33,123,116	$(37,366,924)	$95,406	$3,899,293

		For the six months ended June 30, 2025
		Class A ordinary shares*		Class B ordinary shares*		Ordinary shares*		Additional		Accumulated other	Total
	Note 10	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	paid-in capital	Accumulated deficit	comprehensive income	shareholders’ equity
Balance, January 1, 2025		385,420	8,047,695	14,286	—	—	—	21,592,418	(28,501,074)	140,879	1,279,918
Issuance of ordinary shares to acquire equity-method investment		75,000	—	—	—	—	—	1,875,000	—	—	1,875,000
Issuance of ordinary shares for the offerings		2,003,515	—	—	—	—	—	9,176,098	—	—	9,176,098
Foreign currency translation		—	—	—	—	—	—	—	—	(211,494)	(211,494)
Net loss for the period		—	—	—	—	—	—	—	(4,444,519)	—	(4,444,519)
Balance, June 30, 2025		2,463,935	$8,047,695	14,286	$—	—	$—	$32,643,516	$(32,945,593)	$(70,615)	$7,675,003

*	The unaudited condensed consolidated financial statements have been adjusted to reflect the 1-for-20 reverse share split effective January 13, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the six months ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(254,213)	$(4,444,519)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of plant and equipment	5,577	6,754
Amortization of intangible assets	—	10,203
Non-cash lease expense	32,292	27,535
Interest income	(244,424)	—
Share of loss from equity investment	174,899	131,484
Loss on dilution of equity investment	129,106	—
Change in operating assets and liabilities
Accounts receivable	(196,968)	497,507
Deposits, prepayments and other receivables	3,822	1,861,053
Accounts payable	(311,651)	(297,470)
Receipt in advance	90,599	286,661
Operating lease liabilities	(32,293)	(27,535)
Accruals and other payables	(164,799)	(207,386)
Net cash used in operating activities	(768,053)	(2,155,713)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(9,675)	—
Net cash used in investing activities	(9,675)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term bank loans	(95,523)	—
Repayments of other borrowings	—	(321,936)
Proceeds from the public offerings	—	9,176,098
Advances from related parties	526,644	256,857
Repayments to related parties	—	(63,716)
Net cash provided by financing activities	431,121	9,047,303

Net (decrease) increase in cash and cash equivalents and restricted cash	(346,607)	6,891,590
Effect of foreign currency translation on cash and cash equivalents	41,806	(265,061)
Cash and cash equivalents and restricted cash, beginning of period	1,076,048	775,246
Cash and cash equivalents and restricted cash, end of period	$771,247	$7,401,775

Supplemental cash flow information:
Cash received for interest	$4,325	$3,006
Cash paid for interest	$54,692	$106,142

Supplemental disclosure of non-cash investing and financing activities:
Issuance of ordinary shares to acquire equity-method investment	$—	$1,875,000

	For the six months ended June 30,
	2026	2025
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	$671,287	$7,401,775
Restricted cash	99,960	—
Total cash and cash equivalents and restricted cash	$771,247	$7,401,775

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

VS MEDIA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Stated in US Dollars, except for number of shares)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

VS MEDIA Holdings Limited (“VSME” or the “Company”) was incorporated in the British Virgin Islands (“BVI”) on August 30, 2022 as an investment holding company.

The Company conducts its primary businesses through its subsidiaries, to operate a global network of digital creators who create and upload content to social media platforms such as YouTube, Facebook, Instagram, and TikTok.

Description of subsidiaries incorporated and controlled by the Company:

Name of Company	Place of Incorporation	Attributable equity interest %	Registered/ Issued capital
VS MEDIA Holdings Limited	BVI	100	$20
VSM Holdings Limited	BVI	100	$1,774
VS MEDIA PTE. LTD.	Singapore	100	$1
VS Media Co Limited	BVI	100	$1,000
VS Media Limited	HK SAR	100	$—	*
VS Communication Limited (formerly GRACE CREATION LIMITED)	HK SAR	100	$—	*
VS MEDIA LIMITED	Taiwan	100	$198,288
MLINK Limited	Macau SAR	100	$64,103
Aurenza Group Limited	BVI	100	$—	*

*	Less than $1

VSME and its subsidiaries are hereinafter referred to as the “Company”.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company are prepared under ASC 270 and Rule 10-01 of Regulation S-X, and that certain information and note disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments of a normal recurring nature considered necessary for a fair presentation of the financial position and results of operations for the interim periods presented.

The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of and for the years ended December 31, 2025, 2024 and 2023 on Form 20-F filed on April 30, 2026.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions within the Company have been eliminated upon consolidation.

F-6

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the useful lives of plant and equipment, operating leases, long-term investments, impairment on long-lived assets, allowance for expected credit losses, revenue recognition, share-based compensation, provision for contingent liabilities, impairment on goodwill, and intangible assets, income tax provision, deferred taxes and uncertain tax position. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollars (“$”). The functional currency of the subsidiaries is Hong Kong dollar (“HK$”), New Taiwan dollar (“NT$”), Singaporean dollar (“SG$”). VSM, VS Media HK, VS Communication, and MLINK’s assets and liabilities are translated into $ from HK$ at period-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from NT$ and SG$, respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	For the six months ended June 30,
	2026	2025
Period-end $: HK$ exchange rate	7.8422	7.8497
Period average $: HK$ exchange rate	7.8309	7.7920
Period -end $: NT$ exchange rate	31.8339	29.1792
Period average $: NT$ exchange rate	31.6303	31.8386
Period -end $: SG$ exchange rate	1.2941	1.2734
Period average $: SG$ exchange rate	1.2781	1.3240

Segment reporting

In accordance with Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the chief operating decision maker (“CODM”), the Chief Executive Officer of the Company. However, the CODM evaluates the Company’s performance based solely on financial results, and no additional measures or expense categories are used for internal decision-making.

The Company’s CODM has determined that it operates in two reportable segments, marketing services and social commerce segments for the six months ended June 30, 2026 and 2025.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

Expected credit losses

Accounting Standard Updates (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

F-7

Loan and notes receivable

Loans and notes receivable are measured at amortized cost. The Company applies the CECL model under ASC 326 to estimate lifetime expected credit losses on loans and notes receivable measured at amortized cost. The allowance for credit losses is based on the amortized cost basis of the receivable and incorporates historical loss experience, current conditions, and reasonable and supportable forward-looking information. The allowance is reassessed at each reporting date, with changes recognized in credit loss expense. Amounts determined to be uncollectible are charged off against the allowance, and recoveries of amounts previously written off are recognized when collected.

Long-term investments

ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative.

Equity investments without readily determinable fair values

The Company invests in equity securities of a privately-held company that do not have readily determinable fair values. After the adoption of this accounting standard, the Company elected to record equity investments without readily determinable fair values at cost, less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the end of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the unaudited condensed consolidated financial statements.

F-8

Intangible assets

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Revenue recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

Marketing services from clients

The Company offers clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company provides custom digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, the performance obligation is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount the Company is entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

F-9

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. The Company may contract directly with a third-party, however, the Company is responsible for delivering the campaign results to its clients with or without the third-party. The Company is responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. The Company has discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

The company monetizes its contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. The Company pays certain third parties a percentage of advertising revenue for their service of the creation of contents. The Company controls the advertising service as the Company is primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

The Company recognizes revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although the Company did not bear inventory risk, the Company has separate agreements with its customers and suppliers. The Company has primary responsibility for products meeting customers’ specifications, instead of suppliers, and has discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with the Company’s customers, nor are the beneficiaries of the Company’s customer agreements. Accordingly, the Company has control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

The Company’s main business operations are to provide: (i) campaign-based marketing services; (ii) optimization-based marketing services; (iii) social media platforms marketing services; and (iv) social commerce.

	Six months ended June 30,
	2026	2025
Campaign-based marketing services	$2,965,828	$2,187,128
Optimization-based marketing services	166,589	775,821
Social media platforms marketing services	225,507	296,088
Social commerce	—	—
Total revenues	$3,357,924	$3,259,037

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the unaudited condensed consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

F-10

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Fair Value Measurement

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level valuation hierarchy is used for the disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently issued accounting standards not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to unaudited condensed consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standards on its consolidated and combined financial statements which is expected to result in enhanced disclosures.

In July 2025, the FASB issued 2025-05 to improve the measurement of credit losses for accounts receivable and contract assets. The guidance provides a practical expedient for all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the assets. The update aims to reduce the cost and complexity of estimating credit losses while maintaining decision-useful information for financial statement users. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025.

F-11

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Management is currently evaluating the impact that the adoption of this update may have on its financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

NOTE 3 – SEGMENT REPORTING

By assessing the qualitative and quantitative criteria established by ASC Topic 280, “Segment Reporting”, the Company considers itself to be operating in two reportable segments which comprise of marketing services and social commerce. The Company defines its segments as those operations whose results the CODM regularly reviews to analyze performance and allocate resources.

The marketing services operating segment reflects the Company’s business of marketing services from clients and social media platforms. The social commerce operating segment reflects the Company’s business of social commerce from customers.

The following tables present the results of operations and the financial position of the Company’s operating segments as of and during the six months ended June 30, 2026 and 2025:

Results of Operations

For the six months ended June 30, 2026

	Marketing services	Social commerce	Corporate and others	Total

Revenues, net	$3,357,924	$—	$—	$3,357,924
Cost of revenues	(2,365,517)	—	—	(2,365,517)
Marketing expenses	(5,096)	—	—	(5,096)
General and administrative expenses	(755,207)	—	(376,395)	(1,131,602)
Total other (expenses) incomes, net	(9,833)	—	(100,089)	(109,922)

(Loss) income before income taxes	222,271	—	(476,484)	(254,213)
Provision for income taxes	—	—	—	—

Net Income (loss)	$222,271	$—	$(476,484)	$(254,213)

Financial Position

As of June 30, 2026

	Marketing services	Social commerce	Corporate and others	Total

Current assets	1,820,856	—	5,580,772	7,403,428
Non-current assets	203,829	—	1,423,274	1,627,103
Total assets	2,024,685	—	7,004,046	9,030,531

Current liabilities	(2,379,034)	—	(2,628,507)	(5,007,541)
Non-current liabilities	(123,697)	—	—	(123,697)
Total liabilities	(2,502,731)	—	(2,628,507)	(5,131,238)

Net (liabilities) assets	(478,046)	—	4,375,539	3,899,293

F-12

Results of Operations

For the six months ended June 30, 2025

	Marketing services	Social commerce	Corporate and others	Total

Revenues, net	3,259,037	—	—	3,259,037
Cost of revenues	(2,374,817)	—	—	(2,374,817)
Marketing expenses	(87,390)	—	(869,947)	(957,337)
General and administrative expenses	(985,957)	—	(3,155,801)	(4,141,758)
Total other expenses, net	(57,418)	—	(172,226)	(229,644)

Loss before income taxes	(246,545)	—	(4,197,974)	(4,444,519)
Provision for income taxes	—	—	—	—

Net Income (loss)	(246,545)	—	(4,197,974)	(4,444,519)

Financial Position

As of December 31, 2025

	Marketing services	Social commerce	Corporate and others	Total

Current assets	2,003,979	—	5,384,156	7,388,135
Non-current assets	231,429	—	1,713,140	1,944,569
Total assets	2,235,408	—	7,097,296	9,332,704

Current liabilities	(2,800,558)	—	(2,239,183)	(5,039,741)
Non-current liabilities	(155,567)	—	—	(155,567)
Total liabilities	(2,956,125)	—	(2,239,183)	(5,195,308)

Net assets	(720,717)	—	4,858,113	4,137,396

Geographical information

	Six months ended June 30
Revenue from customers:	2026	2025
HK SAR	$1,039,919	$1,730,032
Taiwan	2,208,184	1,529,005
Macau	109,821	—
Total	$3,357,924	$3,259,037

The revenue information above is based on the locations where the revenue originated.

Substantially all of the Company’s operating activities, including management, sales and marketing operations, are primarily conducted in Hong Kong SAR. As of June 30, 2026, the Company’s long-lived assets (property and equipment, right-of-use assets and intangible assets) by geographic location are: Taiwan $203,483; Hong Kong SAR $346; Total $203,829. Long-lived assets are physically concentrated in Taiwan, whereas primary business-management operations are based in Hong Kong SAR.

F-13

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of
	June 30, 2026	December 31, 2025

Accounts receivable	$1,324,270	$1,130,188
Less: allowance for expected credit losses	(379,359)	(382,245)
	$944,911	$747,943

The movement of allowances for expected credit losses is as follows:

	As of
	June 30, 2026	December 31, 2025

Balance at beginning, January 1	$(382,245)	$(383,105)
Allowance for expected credit losses	—	—
Foreign currency translation	2,886	860
Balance at end of period	$(379,359)	$(382,245)

For the period ended June 30, 2026 and December 31, 2025, the Company has assessed the expected credit losses and no additional allowance was made.

NOTE 5 – LOAN AND NOTE RECEIVABLES, RELATED PARTY

Loan receivable

On July 5, 2025, the Company entered into a tripartite agreement with S T Meng Pte. Ltd. (“S T Meng”), a related party of the Company, to pay a deposit of $1,230,000 (the “Loan”) to a supplier on behalf of S T Meng. Pursuant to the tripartite agreement. The Company charged an interest at the rate of 3% per annum on the Loan and repayable in the next twelve months. As of June 30, 2026, the outstanding loan receivable was $1,257,979, which including an interest receivable of $27,979.

As of the date of issuance of these unaudited condensed consolidated financial statements, the Company and S T Meng mutually agreed to extend the maturity of the Loan to December 31, 2026 with all other terms remaining unchanged.

Note receivable

On August 29, 2025, the Company entered into a convertible note purchase agreement (the “Purchase Agreement”) with S T Meng, whereby the Company agreed to purchase at the closing and S T Meng agreed to issue a convertible promissory note (the “Note”) in the principal amount of $3,800,000 to the Company, with an interest rate of 12% per annum. The Note has a term of 1-year commencing from original issue date, August 29, 2025. The Note have a conversion price of 70% of the fair market value of S T Meng’s ordinary shares (the “Conversion Price”). At any time before the maturity date, the Company may convert the principal amount under the Note at their option for S T Meng’s ordinary shares at the conversion price. Any principal amount outstanding immediately prior to the maturity date (excluding any accrued and unpaid Interest thereon) shall automatically convert on the maturity date into such number of S T Meng’s ordinary shares obtained by dividing (i) the outstanding principal amount by (ii) the conversion price. The Purchase Agreement and the Note contain customary events of default and other obligations and rights of the parties. The conversion price is subject to anti-dilution provisions to reflect stock consolidation and splits.

On April 27, 2026, the Company and S T Meng entered into a debt conversion and share subscription agreement, pursuant to which S T Meng agreed to allot and issue 51,072 shares to settle the outstanding principal amount of $3,800,000. Upon completion of the debt conversion, the Company’s ownership interest in S T Meng will be increased from 19% to 41.52%. As of the date of issuance of these unaudited condensed consolidated financial statements, the debt conversion and share subscription agreement entered into on April 27, 2026 between the Company and S T Meng had not been completed and the ordinary shares relating to the conversion had not been issued. Accordingly, the outstanding indebtedness continued to be recognized as a note receivable in the consolidated balance sheet as of June 30, 2026.

F-14

As of June 30, 2026, the outstanding note receivable was $4,153,904, which includes an interest receivable of $353,904.

NOTE 6 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables, net consist of the following:

	As of
	June 30, 2026	December 31, 2025
Deposits	$18,483	$21,932
Prepayments	123,535	122,368
Other receivables	40,405	40,670
	182,423	184,970
Less: allowance for expected credit losses	(1,275)	—
Total	$181,148	$184,970

During the six months ended June 30, 2026 and 2025, the prepaid marketing service fees of approximately $0 and $0.86 million were amortized over their service periods and expensed to the marketing expenses in the consolidated statements of operations and comprehensive loss, respectively.

The movement of allowances for expected credit losses is as follows:

	As of
	June 30, 2026	December 31, 2025
Balance at beginning, January 1	$—	$(1,749,619)
Allowance for expected credit losses	(1,275)	(407,081)
Written-off as uncollectible	—	2,156,979
Foreign currency translation	—	(279)
Balance at end of period	$(1,275)	$—

For the six months ended June 30, 2026 and 2025, allowance of credit losses charged on deposits, prepayments and other receivables was $1,275 and nil, respectively.

NOTE 7 – LONG-TERM INVESTMENTS, NET

Long-term investments consisted of the following:

	As of
	Ownership interest	June 30, 2026	Ownership interest	December 31, 2025
Equity method investment:
S T Meng Pte. Ltd.	19%	$1,875,000	21%	$1,875,000
Share of loss from equity investment		(334,119)		(159,220)
Loss on dilution of equity investment		(129,106)		—
Foreign currency translation		11,499		(2,640)
Equity method investment, net		1,423,274		1,713,140

Long-term investment without readily determinable fair value:
Investment A	4%	100,444	4%	100,444
Less: accumulated impairment losses		(100,444)		(100,444)
		—		—

Total		$1,423,274		$1,713,140

F-15

(i) Equity investments accounted for using equity method

In January 2025, the Company, through its subsidiary, VS Media SG acquired 21% equity interest of S T Meng Pte. Ltd., a limited liability company incorporated in the Republic of Singapore, for the consideration of 75,000 shares of Class A Ordinary Share of the Company at the current market price of $25 per share. This transaction was closed on February 14, 2025.

In February 2026, VS Media SG was informed that its equity interest in S T Meng has been diluted to 19% as a result of the additional shares allotment undertaken for working capital purposes resulting in a recognition of $129,106 loss on dilution.

On April 27, 2026, the Company and S T Meng entered into an agreement, with S T Meng agreed to convert the outstanding loan principal amount of $3,800,000 into 51,072 shares, increasing its ownership interest from 19% to 41.52% upon completion. As of June 30, 2026 and the date of issuance of these unaudited condensed consolidated financial statements, the proposed conversion remained under management’s consideration and had not been completed, and no related shares had been issued. Accordingly, the outstanding indebtedness continued to be recognized as a note receivable in the consolidated balance sheet as of June 30, 2026.

The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Share of loss from equity investment was $174,899 for the six months ended June 30, 2026.

(ii) Equity investments without readily determinable fair value

In February 2024, the Company acquired 4% equity interest of Investment A for a cash consideration of $100,000. Investment A is a limited liability company incorporated in Georgia, the United States of America. Investment A is a private company and its principal business is engaged in the provision of marketing services to develop and deploy brands and talent in US market.

Management assesses the investments subject to a periodic impairment review and considers qualitative and quantitative factors including the investee’s financial condition, the business outlook for its products and technology, its projected results and cash flow, financing transactions subsequent to the acquisition of the investment, the likelihood of obtaining subsequent rounds of financing and cash usage. The Company is not required to determine the fair value of these investments unless impairment indicators existed. When an impairment exists, the investment will be written down to its fair value by recording the corresponding charge as a component of other income (expense), net. Fair value is estimated using the best information available, which may include cash flow projections or other available market data.

In the year-ended December 31, 2025, the Company evaluated the investments and recognized a full impairment loss of $100,444.

NOTE 8 – LEASES

The Company has various operating leases for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in Note 9 was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.625% as of June 30, 2026 and December 31, 2025.

As of June 30, 2026 and December 31, 2025, the right-of-use assets totaled $182,320 and $214,018, respectively.

F-16

As of June 30, 2026 and December 31, 2025, lease liabilities consist of the following:

	As of
	June 30, 2026	December 31, 2025
Lease liabilities – current portion	$58,623	$58,452
Lease liabilities – non-current portion	123,697	155,567
Total	$182,320	$214,019

During the six months ended June 30, 2026 and 2025, the Company incurred total operating lease expenses of $32,086 and $32,081, respectively.

Other lease information is as follows:

	June 30, 2026	December 31, 2025

Weighted-average remaining lease term – operating leases	3 years	3.5 years
Weighted-average discount rate – operating leases	3.625%	3.625%

The following is a schedule of future minimum payments under operating leases as of June 30, 2026:

For the twelve months ending December 31,
2026 (six months)	$32,086
2027	64,172
2028	64,172
2029	32,086
Total lease payments	192,516
Less: imputed interest	(10,196)
Total operating lease liabilities, net of interest	$182,320

NOTE 9 – SHORT-TERM BANK LOANS

Short-term bank loans

Bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Utilized as of,
				June 30, 2026	December 31, 2025
October 27, 2020	Hang Seng Bank (“HSB”)	Non-revolving term loan under SME Financing Guarantee Scheme (the “SME FGS Term Loan”)	BLR minus 2.25% p.a.	$542,217	$577,455
January 19, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	215,136	235,422
May 5, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	101,863	112,931
May 6, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	133,986	141,924
May 10, 2022	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	336,644	357,637

			Total:	$1,329,846	$1,425,369

F-17

The bank loans were primarily obtained for general working capital.

As of June 30, 2026 and December 31, 2025, the Company’s bank loans contain a repayment on demand clause that provides the bank with an unconditional right to demand repayment at any time at its own discretion. In light of this covenant, these bank loans have been classified as current liabilities, irrespective of their contractual repayment terms. These bank loans were secured by personal guarantee provided by one of the directors of the Company. The amounts due are based on scheduled repayment dates set out in the banking facilities letters and the subsequently revised repayment schedules. All the Company’s bank loans carried variable interest at BLR minus 2.25% per annum.

The effective interest rate for the six months ended June 30, 2026 and 2025 was determined on the market prevailing rates of 2.75% per annum and range of 3.00% to 3.75% per annum, respectively. All the Company’s bank loans are repayable on demand or with their respective last instalment repayable in February 2030, May 2030, December 2031, May 2032, and May 2033, respectively.

Interest expense on the bank loans totaled $19,358 and $21,431 during the six months ended June 30, 2026 and 2025, respectively.

NOTE 10 – EQUITY

The Company is authorized to issue an unlimited number of Class A Ordinary Shares at no par value and Class B Ordinary Shares at no par value.

Prior period share amounts for the year ended December 31, 2025 have been adjusted to reflect the 1-for-20 reverse share split effective January 13, 2026.

As of June 30, 2026 and December 31, 2025, there were 2,750,784 and 2,736,435 shares of Class A Ordinary Share issued and outstanding, respectively.

As of June 30, 2026 and December 31, 2025, there were 14,286 and 14,286 shares of Class B Ordinary Share issued and outstanding, respectively.

NOTE 11 – INCOME TAXES

British Virgin Islands

VSME, VSM and VS Media BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Taiwan

For the six months ended June 30, 2026 and 2025, the Company applied a tax rate of 20% subject to the R.O.C. Income Tax Law.

F-18

Singapore

For the six months ended June 30, 2026 and 2025, Singapore corporate income tax is calculated at the rate of 17% on the chargeable income of the subsidiaries incorporated in Singapore in accordance with Singapore Income Tax Act.

The Company’s statutory income tax rate was as follows as of June 30, 2026 and December 31, 2025:

	As of
	June 30, 2026	December 31, 2025
British Virgin Islands	—	—
HK SAR	16.5%	16.5%
Taiwan	20.0%	20.0%
Singapore	17.0%	17.0%

NOTE 12 – RISKS AND UNCERTAINTIES

(a)	Customers Concentrations

For the six months ended June 30, 2026 and 2025, there was one customer who accounted for 10% or more of the Company’s revenues. The customer individually accounted for 10% and 12% of the total revenues for the six months ended June 30, 2026 and 2025, respectively.

As of June 30, 2026 and December 31, 2025, there were one and two customers who each accounted for more than 10% of total accounts receivable, respectively. The customer/s accounted for 10% of total accounts receivable as of June 30, 2026 and 27% and 14% of total accounts receivable as of December 31, 2025, respectively.

Vendors Concentrations

For the six months ended June 30, 2026 and 2025, there were none and one single vendor who accounted for 10% or more of the Company’s cost of revenues, respectively. The vendor accounted for 23% of the total cost of revenues for the six months ended June 30, 2025.

As of June 30, 2026 and December 31, 2025, there was none and one single vendor who accounted for more than 10% of total accounts payable, respectively. The one single vendor accounted for 42% of total accounts payable as of December 31, 2025.

(c)	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. As of June 30, 2026 and June 30, 2025, the allowance for credit losses for accounts receivable was nil.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

F-19

Deposits, prepayments and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the loss allowance for deposits, prepayments and other receivables was nil as of December 31, 2025. As of June 30, 2026, the loss allowance for deposits, prepayments and other receivables amounted to $1,275.

(d)	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$ and NT$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

(e)	Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(f)	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s unaudited condensed consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

F-20

NOTE 13 – RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amounts due from and due to related parties is presented as follows:

		As of
		June 30, 2026	December 31, 2025
Due from related parties consist of the following:
Ours Media Limited (“Ours Media”)	Due from related party	$—	$31,874
S T MENG PTE. LTD. (“S T Meng”)	Due from related party	—	45,767
		—	77,641

Due to related parties consist of the following:
Ms. Nga Fan Wong (“Ms. Wong”)[1]	Due to former director	$206,023	$343,529
Ms. Ho Ling Honnus Cheung (“Ms. Cheung”)[2]	Due to former director	23,582	23,762
Mr. Liqian Liao (“Mr. Liao”)[2]	Due to former director	23,582	23,762
Ms. Rose Ellen Steinberg (“Ms. Steinberg”)[2]	Due to former director	28,394	25,054
Mr. Toh Eng Yong Julius (“Mr. Toh”)[2]	Due to director	40,599	659
Mr. Tang Kai Di (“Mr. Tang”)[2]	Due to director	5,653	659
Mr. Fong Jia Long (“Mr. Fong”)[2]	Due to director	3,232	—
Ms. Vong Hai Wai Mimi (“Ms. Vong”)[2]	Due to director	3,232	—
Ours Media Limited (“Ours Media”)	Due to related party	74,108	—
S T MENG PTE. LTD. (“S T Meng”)	Due to related party	408,710
Ours Media Hong Kong Limited (“Ours Media HK”)	Due to related party	108,296	85,053
Discovery Networks Asia-Pacific Pte Ltd. (“DNAP”)	Loan from related party	1,258,252	1,232,182
		$2,183,663	$1,734,660

Ms. Wong was Chief Executive Officer (“CEO”) of the Company and common director of Ours Media and Ours Media HK. On December 8, 2025, Ms. Wong resigned as the CEO and Chairperson of the board of directors (the “Board”) of the Company effective from March 8, 2026. Subsequent on March 5, 2026, the Company and Ms. Wong mutually agreed to amend the effective date of her resignation to March 5, 2026. Ms. Wong effective resigned as a Director on June 30, 2026.

As of June 30, 2026 and December 31, 2025, the amounts due from/(to) Ours Media of $(74,108) and $31,874, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

As of June 30, 2026 and December 31, 2025, the amounts due from/(to) S T Meng, an investee of the Company, of $(408,710) and $45,767, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

[1]	As of June 30, 2026 and December 31, 2025, the amounts due to Ms. Wong, the Company’s former Chief Executive Officer, are $206,023 and $343,529, respectively, which are unsecured, interest free and have no fixed terms of repayment.

[2]	As of June 30, 2026 and December 31, 2025, the amounts due to Ms. Cheung, Mr. Liao, Ms. Steinberg, Mr. Toh, Mr. Tang, Mr. Fong and Ms. Vong are in aggregate of $128,274 and $73,896, respectively, which are unsecured, interest free and repayable on demand.

As of June 30, 2026 and December 31, 2025, the amounts due to Ours Media HK of $108,296 and $85,053, respectively represented non-trade temporary advances which are unsecured, interest free and have no fixed terms of repayment.

As of June 30, 2026 and December 31, 2025, the loan from DNAP, one of the shareholders of the Company, amounting to $1,258,252 and $1,232,182, respectively, which bears interest at the rate of 8% per annum and becomes repayable by 12 equal consecutive monthly instalments, commencing from January 31, 2023. On June 9, 2023, the Company and DNAP entered into a supplementary agreement to extend the repayment date of the loan by 12 equal consecutive monthly instalments, commencing on January 31, 2024. On March 10, 2025, the Company and DNAP entered into a supplementary agreement to extend the repayment date of the Loan to March 31, 2026. No further extension was agreed upon. Ms. Ivy Wong, a former director and shareholder of the Company, has provided an undertaking in respect of the Loan that remains in effect until the Loan is settled or its repayment term is renewed.

F-21

In addition to the transactions and balances detailed elsewhere in these unaudited condensed consolidated financial statements, the Company had the following transactions with related parties:

	Six months ended June 30,
	2026	2025
Revenue from related parties	$—	$221
Cost of revenue to related party	$423	—
Rental expenses paid to related parties	$8,980	$53,902
Loan interest expenses paid to related parties	$35,334	$35,600

The related parties are the Company’s shareholders or companies under common control by Ms. Wong.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2026 to the date of September 30, 2026, these unaudited condensed consolidated financial statements were issued.

On July 13, 2026, Ms. Tang Kaidi resigned as an independent director of the Company. On the same day, the Board of Directors of the Company (the “Board”) appointed Ms. Chen Shulan as a Director and Executive Chairman of the Board, Ms. Lim Hui Leng as an independent Director and as Chairman of the Audit Committee of the Company, and Mr. Yuen Jia Feng Leonard as Chief Financial Officer of the Company.

On May 26, 2026, the Company incorporated Aurenza Group Limited as a new wholly-owned BVI subsidiary. On August 26, 2026, Aurenza Group Limited entered into a share purchase agreement with Mr. Toh Eng Yong Julius, the Company’s Director and Chief Executive Officer, to acquire 100% of the issued share capital of Aurenza Living Private Limited, a limited liability company incorporated in Singapore. The acquisition closed on August 26, 2026 for a nominal purchase consideration of US$1. After the acquisition, Aurenza Living Private Limited became an indirect wholly subsidiary of VSME.

On August 3, 2026, the Company entered into eight separate unsecured loan agreements with individual lenders for an aggregate principal amount of S$1,047,000 or approximately US$830,952. Subsequently on September 15, 2026, the loan is converted to 1,811,848 restricted shares and 214,865 restricted pre-fund warrant of the Company at a conversion price of US$0.41 per Share. The individual lenders beneficial ownership of shares are not to exceed 4.99% of the number of Shares outstanding immediately after giving effect to the issuance of such shares.

F-22